Exhibit 99.2

NUTRIEN LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

AS AT AND FOR THE THREE MONTHS ENDED

MARCH 31, 2019

Management’s Discussion and Analysis

The following management’s discussion and analysis (MD&A) is the responsibility of management and dated as of May 9, 2019. The Board of Directors (Board) of Nutrien carries out its responsibility for review of this disclosure principally through its audit committee, comprised exclusively of independent directors. The audit committee reviews and, prior to its publication approves this disclosure pursuant to the authority delegated to it by the Board. The term “Nutrien” refers to Nutrien Ltd. and the terms “we,” “us,” “our,” “Nutrien” and “the Company” refer to Nutrien and, as applicable, Nutrien and its direct and indirect subsidiaries as a group. Additional information relating to Nutrien (which, except as otherwise noted, is not incorporated by reference herein), including our 2018 Annual Report dated February 20, 2019, which includes our consolidated financial statements and management’s discussion and analysis and our Annual Information Form, each for the year ended December 31, 2018, can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. The Company is a foreign private issuer under the rules and regulations of the US Securities and Exchange Commission (the SEC).

This MD&A is based on the Company’s unaudited interim condensed consolidated financial statements as at and for the three months ended March 31, 2019 (interim financial statements) prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS) and prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting” unless otherwise stated. It contains certain non-IFRS financial measures and forward-looking statements which are described in the “Non-IFRS Financial Measures” section which begins on page 15 and the “Forward-Looking Statements” section on page 12 respectively. For the definitions of financial and non-financial terms used in this MD&A, as well as a list of abbreviated company names and sources, see pages 87, 157 and 158 of our 2018 Annual Report. All references to per share amounts pertain to diluted net earnings (loss) per share and all financial data are stated in millions of US dollars unless otherwise noted.

Market Outlook

Agriculture and Retail

•

Trade disruptions continue to impact North American growers. US soybean exports to China are down 55 percent year-over-year, while China has also placed import restrictions on two of Canada’s largest canola exporters.

•

Unfavorable weather in the US since the fourth quarter of 2018 has narrowed the application window. However, the US Department of Agriculture (USDA) projects corn plantings will reach nearly 93 million acres, which would be the highest since 2016 and favorable for nutrient demand, seed expenditures and custom application services.

•

We expect a two to four percent increase in North American crop protection expenditures in 2019 due to higher corn acreage and increased weed pressure this year given the limited ability for growers to use post-harvest applications last fall.

•	Seed expenditures are also expected to be supported by increased corn acreage in the US.

Crop Nutrient Markets

•

Global potash market fundamentals have remained strong, as suppliers are comfortably sold forward in 2019 and Canpotex is fully committed until June. We maintain our forecast that 2019 deliveries will be between 67 and 69 million tonnes, underpinned by good affordability in the US and most key offshore markets, particularly in Brazil and China. While weak palm oil prices are a headwind for demand in Southeast Asia, we believe the downside risks are relatively limited as potash is applied on a wide range of crops in the region.

•

We expect strong nitrogen demand to emerge in the second quarter of 2019 from the US, Europe and Latin America. In the US, we expect overall nitrogen demand will be at historically strong levels in the second and third quarter with some weather-related product mix shift towards urea and UAN as opposed to ammonia. In recent weeks, this has led to NOLA urea prices increasing by almost $50 per tonne from February lows.

•

Slow global demand and lower input costs pressured phosphate prices over the past quarter, although we expect some support from an improvement in demand in Latin America, India and the US in the second quarter.

Financial Outlook and Guidance

Based on the market factors detailed above, we are maintaining 2019 adjusted net earnings guidance of $2.80 to $3.20 per share and adjusted EBITDA guidance of $4.4 billion to $4.9 billion. First-half 2019 guidance is provided at $1.75 to $1.95 adjusted net earnings per share.

As the 2019 guidance has not changed, all related assumptions and sensitivities can be found on page 62 of Nutrien’s 2018 Annual Report.

All guidance numbers, including those noted above, are outlined in the table below:

2019 Guidance Ranges [1]	Low	High

Adjusted net earnings per share [2]	$2.80	$3.20

Adjusted first-half net earnings per share [2]	$1.75	$1.95

Adjusted EBITDA (billions) [2]	$4.40	$4.90

Retail EBITDA (billions)	$1.30	$1.40

Potash EBITDA (billions)	$1.80	$2.00

Nitrogen EBITDA (billions)	$1.30	$1.50

Phosphate EBITDA (billions)	$0.20	$0.30

Potash sales tonnes (millions) [3]	13.0	13.4

Nitrogen sales tonnes (millions) [3]	10.6	11.0

Depreciation and amortization (billions)	$1.80	$1.90

Merger and related costs (millions)	$50	$75

Effective tax rate on continuing operations	24%	26%

Sustaining capital expenditures (billions)	$1.00	$1.10

1 See Forward-Looking Statements section starting on page 12.

2 See Non-IFRS Financial Measures section starting on page 15.

3 Manufactured products only. Nitrogen excludes ESN® and Rainbow products.

Consolidated Results

	Three months ended March 31

(millions of US dollars)	2019	2018	% Change

Sales [1]	$3,691	$3,666	1

Freight, transportation and distribution	(171)	(208)	(18)

Cost of goods sold [1]	(2,545)	(2,611)	(3)

Gross margin	975	847	15

Expenses	(799)	(771)	4

Net earnings (loss)	41	(1)	n/m

EBITDA [2]	596	487	22

Adjusted EBITDA [2]	697	569	22

1 Certain immaterial figures have been reclassified or grouped together for the three months ended March 31, 2018.

2 See Non-IFRS Financial Measures section starting on page 15.

n/m = Not meaningful

•

Nutrien’s first-quarter net earnings were up from the loss in the first quarter of 2018, supported by higher global nutrient prices, strong operational results and the continued benefit of synergy realization. Partially offsetting this was lower overall sales volumes of nutrients and lower Retail earnings related to the extremely wet weather in the US and dry conditions in Australia.

Segment Results

In the first quarter of 2019, our Executive Leadership Team reassessed our product groupings and decided to evaluate the performance of ammonium sulfate as part of the Nitrogen segment, rather than the Phosphate and Sulfate segment as reported in 2018. Effective January 1, 2019, we have four reportable operating segments: Retail, Potash, Nitrogen and Phosphate. Comparative amounts presented on a segmented basis have been restated accordingly. We also renamed our “Others” segment to “Corporate and Others”.

Detailed descriptions of our operating segments can be found in our 2018 Annual Report on pages 32-35 (Retail), 39-41 (Potash), 45-47 (Nitrogen) and 51-53 (Phosphate).

Our discussion of segment results set out on the following pages is a comparison of our first quarter 2019 results to our first quarter 2018 results unless otherwise noted.

Retail

	Three months ended March 31

	Dollars (millions)			Gross Margin Dollars (millions)			Gross Margin (%)

	2019	2018	% Change	2019	2018	% Change	2019	2018

Sales

Crop nutrients [1]	$687	$684	–	$131	$123	7	19	18

Crop protection products	744	774	(4)	117	128	(9)	16	17

Seed	356	341	4	50	44	14	14	13

Merchandise [2]	108	120	(10)	19	23	(17)	18	19

Services and other	144	151	(5)	92	90	2	64	60

	2,039	2,070	(1)	$409	$408	–	20	20

Cost of goods sold [2]	(1,630)	(1,662)	(2)
Gross margin	409	408	–
Expenses [3]	(571)	(541)	6
Earnings before finance costs and taxes (EBIT)	(162)	(133)	22
Depreciation and amortization	136	123	11
EBITDA	$(26)	$(10)	160

1 Includes intersegment sales. See Note 2 to the interim financial statements.

2 Certain immaterial figures have been reclassified or grouped together for the three months ended March 31, 2018.

3 Includes selling expenses of $532 million (2018 – $523 million).

•

Retail EBITDA was lower as planting and applications were delayed by extreme wet weather across the US and dryness in Australia. Sales of crop protection, crop nutrients and associated application services were most notably affected; however, higher crop nutrient prices and margins helped partly offset the effects of the postponed applications. Total gross margin percentage remained flat compared to the same period last year.

•	Crop nutrients sales were flat as higher sales prices were offset by lower sales volumes. Gross margin increased primarily because of higher selling prices.

•

Crop protection products sales were lower as adverse US and Australian weather impacted herbicide applications. Gross margin percentage decreased due to a combination of higher competition related to elevated inventories, and higher costs of raw materials sourced from China.

•

Seed sales and gross margin percentage increased slightly compared to the same quarter in 2018 as US growers look to plant higher corn acreage than soybeans in 2019. Proprietary seed gross margins are up across all geographies resulting in favorable product mix and improved overall gross margin.

•	Merchandise sales declined as a result of lower equipment sales in the Canadian operations to focus more on core Retail products.

•

Services and other sales were down due to lower livestock export shipments and wool commissions in Australia and the delayed start to the spring application season across the US. The sales mix change resulted in a higher gross margin percentage compared to the same period in 2018.

Potash

	Three months ended March 31

	Dollars (millions)			Tonnes (thousands)			Average per Tonne

	2019	2018	% Change	2019	2018	% Change	2019	2018	% Change

Manufactured product [1]

Net sales

North America	$245	$250	(2)	976	1,254	(22)	$250	$199	26

Offshore	451	324	39	1,944	1,871	4	232	173	34

	696	574	21	2,920	3,125	(7)	238	184	29

Cost of goods sold	(272)	(279)	(3)				(93)	(90)	3

Gross margin	424	295	44				145	94	54

Other [2]	1	–	–	Depreciation and amortization			34	29	17

Gross margin Expenses [3]	425 (64)	295 (58)	44 10	Gross margin excluding depreciation and amortization [4]			179	123	46

EBIT Depreciation and amortization	361 100	237 91	52 10	Cash cost of product manufactured [4]			58	61	(5)

EBITDA	$461	$328	41

1 Includes intersegment sales. See Note 2 to the interim financial statements.

2 Includes other potash and purchased products and is comprised of net sales of $1 million (2018 – $1 million) less cost of goods sold of $Nil (2018 – $1 million).

3 Includes provincial mining and other taxes of $63 million (2018 – $48 million).

4 See Non-IFRS Financial Measures section starting on page 15.

•

EBITDA increased significantly due to a combination of higher global potash prices and strong offshore sales volumes, partially offset by lower domestic demand related to extremely wet weather in the US which impacted fertilizer applications both this spring and last fall.

•

Sales volumes were down as strong demand in offshore markets only partially offset weather-related lower sales volumes in the US. Canpotex Limited (Canpotex) shipped record volumes in the first quarter of 2019 and recently announced that it is fully committed until June 2019. North American potash deliveries were slow due to the late start to the spring season compounded by high retail inventories as a result of the short fall application season.

•	Net realized selling price increased due to strong global demand and tight supply.

•

Cost of goods sold per tonne was slightly higher due to higher depreciation and amortization. Cash cost of product manufactured was $58 per tonne in the first quarter, down 5 percent from the same quarter in 2018.

Canpotex Sales by Market

	Three months ended March 31

(percentage of sales volumes)	2019	2018	% Change
Other Asian markets [1]	33	29	14
China	30	32	(6)
Latin America	19	21	(10)
India	10	6	67
Other markets	8	12	(33)

	100	100

1 All Asian markets except China and India.

Nitrogen

	Three months ended March 31
	Dollars (millions)			Tonnes (thousands)			Average per Tonne
	2019	2018 [1]	% Change	2019	2018 [1]	% Change	2019	2018 [1]	% Change
Manufactured product [2]
Net sales
Ammonia	$162	$208	(22)	644	744	(13)	$252	$280	(10)
Urea	213	212	–	647	724	(11)	330	294	12
Solutions, nitrates and sulfates	171	155	10	948	907	5	180	170	6
	546	575	(5)	2,239	2,375	(6)	244	242	1
Cost of goods sold	(398)	(438)	(9)				(178)	(184)	(3)
Gross margin	148	137	8				66	58	14
Other [3]	18	16	13	Depreciation and amortization			50	56	(11)
Gross margin	166	153	8	Gross margin excluding
Expenses	(5)	(16)	(69)	depreciation and amortization			116	114	2
EBIT	161	137	18	Urea controllable cash cost of
Depreciation and amortization	113	134	(16)	product manufactured [4]			74	69	7
EBITDA	$274	$271	1

1	Restated for the reclassification of sulfate from the Phosphate segment. See page 4 of this document and Note 2 to the interim financial statements.
2	Includes intersegment sales. See Note 2 to the interim financial statements.
3

Includes other nitrogen (including ESN® and Rainbow) and purchased products and is comprised of net sales of $131 million (2018 – $120 million) less cost of goods sold of $113 million (2018 – $104 million).

4	See Non-IFRS Financial Measures section starting on page 15.

•	EBITDA increased slightly as a result of higher urea, UAN and sulfate sales prices, primarily offset by lower nitrogen sales volumes due to delayed applications in the US.

•	Sales volumes for nitrogen decreased due to lower ammonia and urea sales volumes, associated with wet weather in key US regions that delayed nitrogen applications.

•

Net realized selling price of nitrogen increased as higher average prices for urea, UAN, and sulfates more than offset lower prices for ammonia. Ammonia prices declined as a result of weak demand for this product due to poor application conditions since the fourth quarter of 2018, which provided support for alternative nitrogen products such as urea.

•

Cost of goods sold per tonne of nitrogen decreased overall due to lower depreciation and amortization more than offsetting increased costs from lower operating rates. As a result, urea controllable cash cost of product manufactured increased by $5 per tonne.

Natural Gas Prices

	Three months ended March 31

(Dollars per MMBtu)	2019	2018	% Change
Overall gas cost excluding realized derivative impact	$2.98	$2.73	9
Realized derivative impact	0.05	0.29	(83)
Overall gas cost	$3.03	$3.02	–

Average NYMEX	$3.15	$3.00	5
Average AECO	1.47	1.48	(1)

•	Gas costs were similar to the same quarter in 2018 as lower realized derivative losses offset higher gas prices in Trinidad and the US.

Phosphate

	Three months ended March 31
	Dollars (millions)			Tonnes (thousands)			Average per Tonne
	2019	2018 [1]	% Change	2019	2018 [1]	% Change	2019	2018 [1]	% Change
Manufactured product [2]
Net sales
Fertilizer	$208	$240	(13)	491	605	(19)	$423	$396	7
Industrial and feed	111	106	5	204	221	(8)	545	481	13
	319	346	(8)	695	826	(16)	459	419	10
Cost of goods sold	(304)	(322)	(6)				(437)	(390)	12
Gross margin	15	24	(38)				22	29	(24)
Other [3]	(1)	–	–	Depreciation and amortization			86	56	54
Gross margin	14	24	(42)	Gross margin excluding depreciation and amortization			108	85	27
Expenses	(6)	(6)	–
EBIT	8	18	(56)
Depreciation and amortization	60	46	30
EBITDA	$68	$64	6

1 Restated for the reclassification of sulfate to the Nitrogen segment. See page 4 of this document and Note 2 to the interim financial statements.

2 Includes intersegment sales. See Note 2 to the interim financial statements.

3 Includes other phosphate and purchased products and is comprised of net sales of $30 million (2018 – $35 million) less cost of goods sold of $31 million (2018 – $35 million)

•	EBITDA increased due to higher realized prices. This was partially offset by the impact of higher cost of goods sold per tonne.

•	Sales volumes decreased as wet weather in the US delayed the application season and lower demand from India impacted export volumes.

•

Net realized selling price increased for the majority of our phosphate products, even though phosphate benchmark prices declined. This is due to first quarter presold phosphate sales at higher benchmark prices and the settlement of new industrial contracts.

•	Cost of goods sold per tonne increased due to higher depreciation and amortization in 2019 and because the first quarter of 2018 benefited from asset retirement obligation adjustments.

Expenses & Income Below Gross Margin

	Three months ended March 31

Dollars (millions), except percentage amounts	2019	2018	% Change

Selling expenses [1]	$(538)	$(532)	1

General and administrative expenses [2]	(95)	(103)	(8)

Provincial mining and other taxes [3]	(65)	(48)	35

Share-based compensation expenses	(57)	(16)	256

Other expenses	(44)	(72)	(39)

Finance costs	(123)	(119)	3

Income tax (expense) recovery	(12)	42	n/m

Other comprehensive income (loss)	32	(70)	n/m

1	Expenses are primarily in the Retail segment. See page 4 for analysis.
2	Includes expenses of $64 million (2018 - $68 million) in the Corporate and Others segment.
3	Expenses are primarily in the Potash segment. See page 5 for analysis.

n/m = not meaningful

•	Share-based compensation expenses increased due to improved performance towards vesting conditions and a higher Nutrien share price.

•

Other expenses decreased primarily due to lower costs associated with the merger of Potash Corporation of Saskatchewan Inc. and Agrium Inc. (Merger) more than offsetting the $33 million impairment of our intangible assets as a result of Fertilizantes Heringer S.A. filing for bankruptcy protection in the first quarter of 2019.

•

Income tax (expense) recovery changed as we had earnings before income taxes for the three months ended March 31, 2019 compared to a loss before income taxes for the same period in 2018. In addition, discrete tax adjustments increased tax expense by $15 million for the three months ended March 31, 2019 compared to a discrete tax recovery of $3 million for the same period in 2018. As a result, an income tax expense was realized for the three months ended March 31, 2019 as compared to an income tax recovery for the same period last year.

•

Other comprehensive income (loss) was impacted primarily by unrealized gains in our investment in Sinofert Holdings Limited (Sinofert) compared to unrealized losses in Sinofert and a realized loss in Israel Chemicals Ltd. (ICL) in the comparative quarter, as well as a gain on translation of our operations in Canada and Australia compared to a loss on translation of those operations in the same period in 2018 due to decreases in the value of the Canadian dollar and Australian dollar relative to the US dollar.

Financial Condition Review

The following balance sheet categories contained variances that were considered significant:

	As at
Assets	March 31, 2019	December 31, 2018	$ Variance	% Change
Cash and cash equivalents	$373	$2,314	(1,941)	(84)
Inventories	6,560	4,917	1,643	33
Prepaid expenses and other current assets	688	1,089	(401)	(37)
Property, plant and equipment	19,834	18,796	1,038	6
Goodwill	11,817	11,431	386	3

Liabilities and Equity
Short-term debt	$1,652	$629	1,023	163
Current portion of long-term debt	1,197	1,003	194	19
Payables and accrued charges	6,602	6,703	(101)	(2)
Long-term debt	7,917	7,591	326	4
Share capital	16,316	16,740	(424)	(3)
Retained earnings	7,405	7,745	(340)	(4)

•	Explanations for changes in Cash and cash equivalents are in the “Sources and Uses of Cash” section on page 9.

•	Inventories increased due to seasonal Retail inventory build-up in preparation for the spring application season and delayed sales primarily related to wet weather in the US.

•	Prepaid expenses and other current assets decreased due to Retail taking delivery of prepaid inventory (primarily seed and crop protection) in preparation for the spring application season.

•	Property, plant and equipment increased primarily due to the addition of “right-of-use” assets from the adoption of the lease standard discussed in Note 13 to the interim financial statements.

•	Goodwill increased as a result of provisional allocations from Retail business acquisitions that were closed in the quarter.

•	Short-term debt increased primarily from commercial paper issuances as part of our seasonal working capital management.

•

Payables and accrued charges decreased due to Retail taking advantage of early payment discounts and from decreases in dividends payable which more than offset seasonal increases in Retail customer prepayments.

•

Long-term debt (including current portion) increased primarily due to the addition of approximately $1 billion in lease liabilities from the adoption of the lease standard discussed in Note 13 to the interim financial statements exceeding the repayment of $500 million in notes that matured in the quarter.

•	Share capital decreased due primarily to share repurchases.

•	Retained earnings decreased primarily due to the impact of share repurchases exceeding net earnings.

Liquidity & Capital Resources

Sources & Uses of Liquidity

See page 66 of our 2018 Annual Report for information on our sources and uses of liquidity.

Key uses in the first quarter included:

•

Acquisition of 42 retail locations in North America, Australia and South America, which included Actagro, LLC, Van Horn, Inc and Security Seed and Chemical, Inc. in the US as well as completing the remainder of the Agrichem acquisition in Brazil. We also announced the pending acquisition of Ruralco Holdings Limited in Australia. We expect this acquisition to close in the third quarter of 2019. See Note 10 to the interim financial statements.

•

Repurchase of 15,476,202 common shares for cancellation at a cost of $802 million with an average price per share of $51.80. As of May 8, 2019, an additional 11,115,776 common shares had been repurchased at a cost of $591 million and an average price per share of $53.20. See Note 9 to the interim financial statements.

•	Maturity and repayment of $500 million of long-term debt. See Note 8 to the interim financial statements.

Key sources in the first quarter included:

•	Commercial paper outstanding increased from $391 million at December 31, 2018 to $1,392 million at March 31, 2019.

Subsequent to the quarter end, we issued $1.5 billion in senior notes. See Note 8 to the interim financial statements.

We believe that internally generated cash flow, supplemented by available borrowings under our existing financing sources, if necessary, will be sufficient to meet our anticipated capital expenditures and other cash requirements for at least the next 12 months. At this time, we do not reasonably expect any presently known trend or uncertainty to affect our ability to access our historical sources of liquidity.

Sources and Uses of Cash

	Three months ended March 31

Dollars (millions), except percentage amounts	2019	2018	% Change
Cash used in operating activities	$(515)	$(340)	51
Cash (used in) provided by investing activities	(809)	796	n/m
Cash used in financing activities	(609)	(115)	430
Effect of exchange rate changes on cash and cash equivalents	(8)	3	n/m
(Decrease) increase in cash and cash equivalents	$(1,941)	$344	n/m

n/m = not meaningful

Cash and cash equivalents decreased by $1,941 million this quarter compared to an increase of $344 million in the comparative quarter, an overall decrease of $2,285 million due to:

•	Cash payments to shareholders in the form of dividends and share repurchases were $1,062 million, an increase of $456 million compared to 2018.
•	Cash receipts relating to discontinued operations and the Merger were $10 million compared to $1,218 million, a decrease of $1,208 million compared to 2018.
•	Repayment of $500 million of long-term debt this quarter with no repayment in 2018.

In addition, the following business activities had cash impacts:

•	Cash generated through the issuance of commercial paper and short-term debt was $1,004 million, an increase of $508 million over 2018.
•	Cash used in operations was $515 million, an increase of $175 million over 2018. This was primarily due to taking advantage of early payment discounts in Retail.
•	Cash used for business acquisitions was $487 million, an increase of $302 million over 2018.

Cash Requirements

For information about our contractual obligations and other commitments as at December 31, 2018 (excluding planned (but not legally committed) capital expenditures and potential share repurchases) see page 68 of our 2018 Annual Report. There were no significant changes to these contractual obligations and other commitments since December 31, 2018.

Capital Structure & Management

Principal Debt Instruments

We use a combination of cash generated from operations and short-term and long-term debt to finance our operations. We are in compliance with our debt covenants and did not have any changes to our credit ratings in the quarter. See page 70 of our 2018 Annual Report for further information.

Short-term Debt

	As at March 31, 2019

Dollars (millions)	Outstanding and committed	Remaining available	Credit limit

Credit facilities [1]	$ 1,652	$ 3,888	$ 5,540

A/R securitization program [2]	–	300	300

Uncommitted letter of credit facilities	140	145	285

1

The credit facilities consist of a $4,500 million unsecured North American revolving term credit facility, a $500 million North American uncommitted revolving demand facility and approximately $540 million of other credit facilities in Europe, Australia and South America. Included in the amount outstanding and committed is $1,392 million of commercial paper and $260 million of other short-term debt. We have a $4,500 million credit limit under our commercial paper program, which is limited to the availability of backup funds backstopped by the $4,500 million unsecured revolving term credit facility. Interest rates on outstanding commercial paper ranged from 2.7 to 2.8 percent.

2	Subsequent to March 31, 2019 we terminated our accounts receivable securitization program. At March 31, 2019, there were no loan drawdowns made under this program.

Long-term Debt

Our long-term debt consists primarily of notes and lease liabilities. See page 69 of our 2018 Annual Report for information on balances, rates, and maturities for our notes. During the quarter, $500 million of our notes matured and were repaid. On April 1, 2019 we issued $1.5 billion in senior notes. We expect to repay $500 million of notes maturing on May 15, 2019 with the net proceeds from the April 1, 2019 issuance of the senior notes. See Note 8 to the interim financial statements.

On January 1, 2019, we adopted IFRS 16 and recognized $1,059 million in lease liabilities with a weighted-average interest rate of 3.5%. See Note 13 to the interim financial statements for the impact on our interim financial statements. There were no changes to our debt covenants as a result of adoption of this standard.

Outstanding Share Data

As at April 30, 2019
Common shares	584,831,128
Options to purchase common shares	10,050,660

For more information on our capital structure and management, see Note 25 to our 2018 financial statements.

For more information on our short-term debt and long-term debt, see Notes 22 and 23 to our 2018 financial statements.

Synergy Program Commitments

In 2018 we set a priority of achieving $600 million in annual run-rate synergies in connection with the Merger within two years (original target was $500 million). In the first quarter of 2019 we exceeded this target with a total of $621 million in annual run-rate synergies achieved as of March 31, 2019.

Quarterly Results

	Nutrien					PotashCorp [1]
Dollars (millions) except as otherwise noted	Q1 2019	Q4 2018	Q3 2018	Q2 2018	Q1 2018	Q4 2017	Q3 2017	Q2 2017

Sales [2]	$ 3,691	$3,725	$3,990	$8,105	$3,666	$1,081	$1,234	$1,120

Net earnings (loss) from continuing operations	41	296	(1,067)	741	(1)	(120)	16	152

Net earnings from discontinued operations	–	2,906	23	675	–	44	37	49

Net earnings (loss)	41	3,202	(1,044)	1,416	(1)	(76)	53	201

EBITDA	596	944	(932)	1,507	487	(43)	280	317

Earnings per share (EPS) from continuing operations

Basic	0.07	0.48	(1.74)	1.18	–	(0.14)	0.02	0.18

Diluted	0.07	0.48	(1.74)	1.17	–	(0.14)	0.02	0.18

EPS [3]

Basic	0.07	5.23	(1.70)	2.25	–	(0.09)	0.06	0.24

Diluted	0.07	5.22	(1.70)	2.24	–	(0.09)	0.06	0.24

1	Comparative figures prior to the Merger are for PotashCorp, the accounting acquirer.
2	Certain immaterial figures have been reclassified for Q1, Q2, Q3 and Q4 of 2018.
3	From continuing and discontinued operations.

The agricultural products business is seasonal. Crop input sales are primarily concentrated in the spring and fall application seasons. Crop nutrient inventories are normally accumulated leading up to each application season. Our cash collections generally occur after the application season is complete, our customer prepayments are concentrated in December and January and our vendor prepayments are concentrated in the period from November to January. Feed and industrial sales are more evenly distributed throughout the year.

Beginning on January 1, 2018, earnings were impacted by the operations of Agrium acquired in the Merger. In the second quarter and fourth quarter of 2018, earnings were impacted by $0.6 billion and $2.9 billion, respectively, in after-tax gains on the sales of our investments in Sociedad Quimica y Minera de Chile S.A. and Arab Potash Company, which were categorized as discontinued operations. In the third quarter of 2018, earnings were impacted by a $1.8 billion non-cash impairment to property, plant and equipment in the Potash segment. In the fourth quarter of 2017, earnings were impacted by a $276 million non-cash impairment to property, plant and equipment in the Phosphate segment.

Other Financial Information

	2018 Annual Report Page Reference(s)	Changes in the First Quarter of 2019

Off-Balance Sheet Arrangements	71

Operating leases were a significant off-balance sheet arrangement in 2018. Effective January 1, 2019 the adoption of IFRS 16 resulted in recognition of most of these operating leases on the balance sheet. See Note 13 to the interim financial statements.

Related Party Transactions	146-147	See Note 12 to the interim financial statements.

Market Risks Associated with Financial Instruments	119	See Note 7 to the interim financial statements.

Critical Accounting Estimates	71	There were no changes to our assessment of critical accounting estimates.

Recent Accounting Changes	71 and 153

The adoption of IFRS 16 was a significant accounting change as it brought approximately $1 billion of “right of use assets” and lease obligations on to the balance sheet and increased EBITDA approximately $60 million due to replacing operating lease expenses with depreciation and amortization and finance costs. See Note 13 to the interim financial statements.

Controls and Procedures

There has been no change in our internal controls over financial reporting during the three months ended March 31, 2019 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Forward-Looking Statements

Certain statements and other information included in this document, including within “Management’s Discussion and Analysis” constitute “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”) under applicable securities laws (such statements are often accompanied by words such as “anticipate”, “forecast”, “expect”, “believe”, “may”, “will”, “should”, “estimate”, “intend” or other similar words). All statements in this document, other than those relating to historical information or current conditions, are forward-looking statements, including, but not limited to: Nutrien’s 2019 annual and first-half guidance, including expectations regarding our adjusted net earnings per share and adjusted EBITDA (both consolidated and by segment); capital spending expectations for 2019; expectations regarding performance of our operating segments in 2019; our market outlook for 2019, including Agriculture and Retail and Crop Nutrient Markets and including anticipated supply and demand for our products and services, expected market and industry conditions with respect to crop nutrient application rates, planted acres, crop mix, prices and the impact of currency fluctuations and import and export volumes; expectations regarding completion of previously announced expansion projects (including timing and volumes of production associated therewith) and acquisitions and divestitures; and the expected synergies associated with the Merger, including timing thereof. These forward-looking statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such forward-looking statements. As such, undue reliance should not be placed on these forward-looking statements.

All of the forward-looking statements are qualified by the assumptions that are stated or inherent in such forward- looking statements, including the assumptions referred to below and elsewhere in this document. Although Nutrien believes that these assumptions are reasonable, this list is not exhaustive of the factors that may affect any of the forward-looking statements and the reader should not place an undue reliance on these assumptions and such forward-looking statements. The additional key assumptions that have been made include, among other things, assumptions with respect to Nutrien’s ability to successfully integrate and realize the anticipated benefits of its already completed and future acquisitions, and that we will be able to implement our standards, controls, procedures and policies at any acquired businesses to realize the expected synergies; that future business, regulatory and industry conditions will be within the parameters expected by Nutrien, including with respect to prices, margins, demand, supply, product availability, supplier agreements, availability and cost of labor and interest, exchange and effective tax rates; the completion of our expansion projects on schedule, as planned and on budget; assumptions with respect to global economic conditions and the accuracy of our market outlook expectations for 2019 and in the future (including as outlined under “Market Outlook” and on page 62 of our 2018 Annual Report); the adequacy of our cash generated from operations and our ability to access our credit facilities or capital markets for additional sources of financing; our ability to identify suitable candidates for acquisitions and divestitures and negotiate acceptable terms; ability to maintain investment grade rating and achieve our performance targets; assumptions in respect of our ability to sell equity positions, including the ability to find suitable buyers at expected prices and successfully complete such transactions in a timely manner; the receipt, on time, of all necessary permits, utilities and project approvals with respect to our expansion projects and that we will have the resources necessary to meet the projects’ approach.

Events or circumstances that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: general global economic, market and business conditions; the failure to successfully integrate and realize the expected synergies associated with the Merger, including within the expected timeframe; weather conditions, including impacts from regional flooding and/or drought conditions; crop planted acreage, yield and prices; the supply and demand and price levels for our products; governmental and regulatory requirements and actions by governmental authorities, including changes in government policy, government ownership requirements, changes in environmental, tax and other laws or regulations and the interpretation thereof; political risks, including civil unrest, actions by armed groups or conflict and malicious acts including terrorism; the occurrence of a major environmental or safety incident; innovation and security risks related to our systems; the inability to find suitable buyers for our equity positions and counterparty and transaction risk associated therewith; regional natural gas supply restrictions; counterparty and sovereign risk; delays in completion of turnarounds at our major facilities; gas supply interruptions at our Egyptian and Argentinian facilities; any significant impairment of the carrying value of certain assets; risks related to reputational loss; certain complications that may arise in our mining processes; the ability to attract, engage and retain skilled employees and strikes or other forms of work stoppages; and other risk factors detailed from time to time in Nutrien reports filed with the Canadian securities regulators and the Securities and Exchange Commission in the United States.

The purpose of our expected adjusted net earnings per share, adjusted EBITDA and EBITDA by segment guidance ranges are to assist readers in understanding our expected and targeted financial results, and this information may not be appropriate for other purposes.

Nutrien disclaims any intention or obligation to update or revise any forward-looking statements in this document as a result of new information or future events, except as may be required under applicable US federal securities laws or applicable Canadian securities legislation.

Appendix A - Selected Additional Financial Data

Free Cash Flow	Three months ended March 31

Dollars (millions)	2019	2018

Free Cash Flow [1]	$382	$217

1 See Non-IFRS Financial Measures section on page 15.

Selected Retail measures	Three months ended March 31

	2019	2018

Proprietary products sales as a percentage of product line sales

Crop nutrients	11%	9%

Crop protection products	27%	25%

Seed	21%	19%

All Products	18%	15%

Crop nutrients sales volumes (tonnes - thousands)

North America	1,139	1,285

International	440	418

Total	1,579	1,703

Crop nutrients selling price per tonne

North America	$472	$425

International	340	329

Total	435	401

Crop nutrients gross margin per tonne

North America	$98	$85

International	43	34

Total	83	72

Financial performance measures	Target	Actuals [1]

EBITDA to sales [2]	10%	10%

Average working capital to sales [2,3]	19%	25%

Cash operating coverage ratio [2]	59%	60%

1  Rolling four quarters ended March 31, 2019.

2  See Non-IFRS Financial Measures section on page 15.

3  Actual ratio increased by approximately 1.5 percentage points due to opportunistic acceleration of certain payments.

Selected Nitrogen measures	Three months ended March 31

	2019	2018

Sales volumes (tonnes - thousands)

Fertilizer	1,018	1,262

Industrial and feed	1,221	1,113

Net sales (millions of dollars)

Fertilizer	$284	$323

Industrial and feed	262	252

Net selling price per tonne

Fertilizer	$280	$256

Industrial and feed	214	226

Production measures	Three months ended March 31

	2019	2018

Potash production (Product Tonnes - thousands)	3,499	3,498

Potash shutdown weeks [1]	1	6

Nitrogen production (Ammonia Tonnes - thousands)	1,635	1,680

Ammonia operating rate [2]	93%	96%

Phosphate production (P2O5 Tonnes - thousands) [3]	469	466

Phosphate P2O5 operating rate [3]	93%	92%
1	Represents weeks of full production shutdown; excludes the impact of any periods of reduced operating rates and planned routine annual maintenance shutdowns and announced workforce reductions.
2	Excludes Trinidad and Joffre.
3	Excludes Geismar phosphate.

Appendix B - Non-IFRS Financial Measures

We use both IFRS and certain non-IFRS measures to assess performance. Non-IFRS measures are a numerical measure of a company’s performance, that either excludes or includes amounts that are not normally excluded or included in the most directly comparable measures calculated and presented in accordance with IFRS. In evaluating these measures, investors should consider that the methodology applied in calculating such measures may differ among companies and analysts.

Management believes the non-IFRS measures provide transparent and useful supplemental information to investors in order that they may evaluate our financial performance, financial condition and liquidity using the same measures as management. These non-IFRS financial measures should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with IFRS.

The following section outlines our non-IFRS financial measures, their definitions, why management uses each measure and contains reconciliations to the most directly comparable IFRS measures.

EBITDA and Adjusted EBITDA

Most directly comparable IFRS financial measure: Net earnings (loss) from continuing operations.

Definition: EBITDA is calculated as net earnings (loss) from continuing operations before finance costs, income taxes and depreciation and amortization. Adjusted EBITDA is calculated as net earnings (loss) from continuing operations before finance costs, income taxes, depreciation and amortization, impairment, Merger and related costs, share-based compensation and defined benefit plans curtailment gain.

Why we use the measure and why it is useful to investors: As valuation measurements they exclude the effects of items that primarily reflect the impact of long-term investment and financing decisions, rather than the performance of our day-to-day operations, and as a measure of our ability to service debt and to meet other payment obligations.

	Three months ended March 31

Dollars (millions)	2019	2018
Net earnings (loss) from continuing operations	$41	$(1)
Finance costs	123	119
Income tax expense (recovery)	12	(42)
Depreciation and amortization	420	411
EBITDA	596	487
Merger and related costs	11	66
Share-based compensation	57	16
Impairment	33	–
Adjusted EBITDA	$697	$569

Adjusted Net Earnings (And the Related Per Share Amounts)

Most directly comparable IFRS financial measure: Net earnings from continuing operations and net earnings per share.

Definition: Net earnings from continuing operations before Merger and related costs, share-based compensation and impairment, net of tax.

Why we use the measure and why it is useful to investors: Focuses on the performance of our day-to-day operations excluding the effects of non-operating items.

Reconciliation: A reconciliation is presented on page 2 of our News Release dated May 9, 2019.

Adjusted EBITDA and Adjusted Net Earnings (And the Related Per Share Amounts) Guidance

This guidance is provided on a non-IFRS basis. We do not provide a reconciliation of such forward-looking measures to the most directly comparable financial measures calculated and presented in accordance with IFRS due to unknown variables and the uncertainty related to future results. These unknown variables may include unpredictable transactions of significant value which may be inherently difficult to determine, without unreasonable efforts. Guidance excludes the impacts of Merger and related costs and share-based compensation.

Free Cash Flow

Most directly comparable IFRS financial measure: Cash provided by operating activities.

Definition: Cash provided by operating activities less sustaining capital expenditures, cash provided by operating activities from discontinued operations and changes in non-cash operating working capital. Sustaining capital expenditures include the cost of replacements and betterments for our facilities.

Why we use the measure and why it is useful to investors: For evaluation of liquidity and financial strength, and as a component of employee remuneration calculations. It is also useful as an indicator of our ability to service debt, meet other payment obligations and make strategic investments. Free cash flow does not represent residual cash flow available for discretionary expenditures.

	Three months ended March 31,

Dollars (millions)	2019	2018

Cash used in operating activities	$(515)	$(340)

Sustaining capital expenditures	(168)	(183)

Changes in non-cash operating working capital	1,065	740

Free cash flow	$382	$217

Gross Margin Excluding Depreciation and Amortization Per Tonne

Most directly comparable IFRS financial measure: Gross margin per tonne.

Definition: Gross margin less depreciation and amortization per tonne. (Reconciliations are provided on pages 5, 6 and 7.)

Why we use the measure and why it is useful to investors: Focuses on the performance of our day-to-day operations, which excludes the effects of items that primarily reflect the impact of long-term investment and financing decisions.

Potash Cash Cost of Product Manufactured (COPM)

Most directly comparable IFRS financial measure: Cost of goods sold (COGS).

Definition: Potash COGS for the period excluding depreciation and amortization expense and inventory and other adjustments divided by the production tonnes for the period.

Why we use the measure and why it is useful to investors: To assess operational performance. Cash COPM excludes the effects of production from other periods and long-term investment decisions, supporting a focus on the performance of our day-to-day operations.

	Three months ended March 31,

Dollars (millions), except per tonne amounts	2019	2018

Total COGS - Potash	$272	$280

Change in inventory	44	37

Other adjustments	(7)	5

COPM	$309	$322

Depreciation and amortization included in COPM	(105)	(110)

Cash COPM	$204	$212

Production tonnes (tonnes - thousands)	3,499	3,498

Potash cash COPM per tonne	$58	$61

Urea Controllable Cash COPM

Most directly comparable IFRS financial measure: COGS.

Definition: COGS for the Nitrogen segment excluding depreciation and amortization expense, cash COGS for products excluding urea, inventory and other adjustments and urea natural gas and steam costs, divided by the urea production tonnes for the period.

Why we use the measure and why it is useful to investors: To assess operational performance. Cash COPM excludes the effects of production from other periods and long-term investment decisions, supporting a focus on the performance of our day-to-day operations.

	Three months ended March 31,

Dollars (millions), except per tonne amounts	2019	2018

Total COGS - Nitrogen	$511	$542

Nitrogen depreciation and amortization	(113)	(134)

Cash COGS for products other than urea	(296)	(307)

Urea

Total cash COGS	$102	$101

Change in inventory and other adjustments	31	24

Total cash COPM	$133	$125

Natural gas and steam costs	(66)	(60)

Controllable cash COPM	$67	$65

Production (tonnes - thousands)	906	942

Urea controllable cash COPM per tonne	$74	$69

Retail Average EBITDA to Sales

Most directly comparable IFRS financial measure: Retail EBITDA divided by Retail sales.

Definition: Retail EBITDA divided by sales for the last four rolling quarters.

Why we use the measure and why it is useful to investors: To evaluate operational efficiency. A lower or higher percentage represents increased or decreased efficiency, respectively.

	Rolling four quarters ended March 31, 2019

Dollars (millions), except percentage amounts	Q2 2018	Q3 2018	Q4 2018	Q1 2019	Average/Total

EBITDA	$886	$116	$214	$(26)	$1,190

Sales [1]	6,302	2,131	2,017	2,039	12,489

EBITDA to Sales					10%

1 Certain immaterial figures have been reclassified for Q2, Q3 and Q4 of 2018.

Retail Average Working Capital to Sales

Most directly comparable IFRS financial measure: (Current assets minus current liabilities for Retail) divided by Retail sales.

Definition: Retail average working capital divided by sales for the last four rolling quarters.

Why we use the measure and why it is useful to investors: To evaluate operational efficiency. A lower or higher percentage represents increased or decreased efficiency, respectively.

	Rolling four quarters ended March 31, 2019

Dollars (millions), except percentage amounts	Q2 2018	Q3 2018	Q4 2018	Q1 2019	Average/Total

Working capital	$3,170	$3,633	$2,312	$3,190	$3,076

Sales [1]	6,302	2,131	2,017	2,039	12,489

Average working capital to sales					25%

1 Certain immaterial figures have been reclassified for Q2, Q3 and Q4 of 2018.

Retail Cash Operating Coverage Ratio

Most directly comparable IFRS financial measure: Retail expenses below gross margin as a percentage of Retail gross margin.

Definition: Retail gross margin less depreciation and amortization, EBIT and Merger-related adjustments, divided by Retail gross margin excluding depreciation and amortization expense in cost of goods sold.

Why we use the measure and why it is useful to investors: To understand the costs and underlying economics of our Retail operations and to assess our Retail operating performance and ability to generate free cash flow.

	Rolling four quarters ended March 31, 2019

Dollars (millions), except percentage amounts	Q2 2018	Q3 2018	Q4 2018	Q1 2019	Total
Gross margin	$1,432	$533	$662	$409	$3,036
Depreciation and amortization in cost of goods sold	2	1	2	2	7
Gross margin excluding depreciation and amortization	$1,434	$534	$664	$411	$3,043
EBIT	764	(6)	82	(162)	678
Depreciation and amortization	122	122	132	134	510
Merger-related adjustments [1]	12	6	8	17	43
Operating expenses excluding depreciation and amortization and Merger-related adjustments	$536	$412	$442	$422	$1,812

1 Adjusted for the impact of Merger-related presentation adjustments.

Cash operating coverage ratio					60%